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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. Three)*

TeleTech Holdings, Inc.
(Name of Issuer)

common stock, par value $.01 per share
(Title of Class of Securities)

879939 10 6
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☐
  Rule 13d-1(b)

  ☐
  Rule 13d-1(c)

  ☒
  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    879939 10 6

SCHEDULE 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kenneth D. Tuchman

2	CHECK THE APPROPRIATE BOX IF A	(a)	☐
	MEMBER OF A GROUP	(b)	☐
(See Instructions)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		5	SOLE VOTING POWER
WITH			36,054,167(1)

		6	SHARED VOTING POWER
427,373(2)

		7	SOLE DISPOSITIVE POWER
36,054,167(1)

		8	SHARED DISPOSITIVE POWER
427,373(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,481,540

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
48.8%

12	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Includes 20,000,000 shares held by a limited liability limited partnership controlled by Mr. Tuchman and 306,895 shares held by a separate limited liability limited partnership controlled by Mr. Tuchman.

(2)
Includes (i) 100,000 shares held by a limited liability partnership in which Mr. Tuchman and his spouse own direct or indirect controlling partnership interests, (ii) 300,000 shares owned by the Tuchman Family Foundation, established for the benefit of entities that have been granted exempt status under Section 501(c)(3) of the Internal Revenue Code, (iii) 17,373 shares owned by a trust for the benefit of Mr. Tuchman's nieces and nephews, for which Mr. Tuchman's spouse is the sole trustee, and (iv) 10,000 shares owned by Mr. Tuchman's spouse. Mr. Tuchman disclaims beneficial ownership of all shares held by the trust, the Tuchman Family Foundation and his spouse.

Item 1(a) Name of Issuer:

        TeleTech Holdings, Inc., a Delaware corporation (the "Issuer"). The percentages contained herein assume that there are 74,713,571 shares of the Issuer's common stock issued and outstanding, as reported by the Issuer in its most recent quarterly report on Form 10-Q.

Item 1(b) Address of Issuer's Principal Executive Offices.

        9197 S. Peoria Street, Englewood, CO 80112

Item 2(a). Name of Person Filing.

        This Amendment No. 3 to Schedule 13G is being filed by Kenneth D. Tuchman.

Item 2(b). Address of Principal Business Office, or, if none, Residence.

        The principal business address of Mr. Tuchman is 9197 S. Peoria Street, Englewood, CO 80112

Item 2(c). Citizenship.

        Mr. Tuchman is a citizen of the United States of America.

Item 2(d). Title and Class of Securities.

        Common stock, par value $.01 per share

Item 2(e). CUSIP Number

        879939 10 6

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable.

Item 4. Ownership.

  (a)
  Amount beneficially owned: 36,481,540

  (b)
  Percent of class: 48.8%

  (c)
  Number of shares as to which such person has:

  (i)
  Sole power to vote or direct the vote: 36,054,167

  (ii)
  Shared power to vote or to direct the vote: 427,373

  (iii)
  Sole power to dispose or to direct the disposition of: 36,054,167

  (iv)
  Shared power to dispose or to direct the disposition of: 427,373

Item 5. Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.

Item 8 Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2003

/s/ KENNETH D. TUCHMAN Kenneth D. Tuchman

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SCHEDULE 13G
  Item 1(a) Name of Issuer
  Item 1(b) Address of Issuer's Principal Executive Offices.
  Item 2(a). Name of Person Filing.
  Item 2(b). Address of Principal Business Office, or, if none, Residence.
  Item 2(c). Citizenship.
  Item 2(d). Title and Class of Securities.
  Item 2(e). CUSIP Number
  Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a
  Item 4. Ownership.
  Item 5. Ownership of Five Percent or Less of a Class
  Item 6. Ownership of More than Five Percent on Behalf of Another Person
  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
  Item 8 Identification and Classification of Members of the Group
  Item 9. Notice of Dissolution of Group
  Item 10. Certification
SIGNATURE